SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MICRO GENERAL CORPORATION
(Name of Subject Company)

MICRO GENERAL CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

Common Stock: 594838302
(CUSIP Number of Class of Securities)

John R. Snedegar
President and Chief Executive Officer
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joseph E. Root, Esq.
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Page

ITEM 4.	THE SOLICITATION OR RECOMMENDATION	1

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ITEM 4. THE SOLICITATION OR RECOMMENDATION
SIGNATURE

         This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Micro General Corporation, a Delaware corporation (“MGEN”), originally filed with the Securities and Exchange Commission (“SEC”) on June 12, 2002 (“Schedule 14D-9”), and amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 13, 2002 (“Amendment No. 1”) and Amendment No. 2 to Schedule 14D-9 filed with the SEC on June 21, 2002 (“Amendment No. 2”), with respect to the exchange offer made by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”), pursuant to which each outstanding share of Common Stock (the “Shares”) may be exchanged for 0.696 of a share of FNIS common stock upon the terms and subject to the conditions set forth in an offer to exchange prospectus contained in a Registration Statement on Form S-4 that FNIS filed with the Securities and Exchange Commission on May 30, 2002 (as amended from time to time, the “Registration Statement”), and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares. Except as otherwise indicated, the information set forth in Schedule 14D-9, Amendment No. 1 and Amendment No. 2 remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Schedule 14D-9.

ITEM 4.         THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented by the following:

         The paragraph beginning “After consultation with counsel regarding recent Delaware court decisions” on page 8 of the 14D-9 is hereby deleted in its entirety and replaced by the following paragraph:

After consultation with counsel regarding recent Delaware court decisions limiting the rights of dissenting stockholders to challenge acquisitions of the type being considered by FNIS and MGEN where there is no agreement between the acquiring company and the target company, on April 26, 2002, the FNIS special committee unilaterally decided to discontinue discussions with the Special Committee without reaching agreement on any terms of the merger. Thereafter, the FNIS special committee met with its financial and legal advisors to discuss the terms and conditions of a tender offer for all of MGEN’s outstanding Common Stock.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO GENERAL CORPORATION

By:	/s/ John R. Snedegar

John R. Snedegar President and Chief Executive Officer

Dated: June 28, 2002

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